HSBC Holdings plc

8 Canada Square

London E14 5HQ

United Kingdom

August 22, 2022

VIA ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	HSBC Holdings plc

Registration Statement on Form F-4

Filed August 2, 2022

File Number 333-266456

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, on behalf of HSBC Holdings plc, we hereby request that the Commission takes appropriate action to cause the above-referenced Registration Statement on Form F-4 to become effective at 12:00 p.m. Eastern Standard time on August 24, 2022, or as soon thereafter as possible.

Please contact David I. Gottlieb of Cleary Gottlieb Steen & Hamilton LLP at +44 20 7614 2200 or dgottlieb@cgsh.com for any questions you may have. Please notify David I. Gottlieb when this request for acceleration has been granted.

Very truly yours,

/s/ Ewen Stevenson
Ewen Stevenson
Group Chief Financial Officer
HSBC Holdings plc

cc:	David I. Gottlieb